SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





            NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940








                               THE WESTPORT FUNDS
                          ----------------------------
                            Exact Name of Registrant


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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order permits the withdrawal of this Notification of Election.





                                   SIGNATURES

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Westport and the state of Connecticut on the 23rd day of February, 1998.

                                            THE WESTPORT FUNDS



                                            By: /s/ Edmund H. Nicklin, Jr.
                                                -------------------------------
                                                  Name: Edmund H. Nicklin, Jr.
                                                  Title:   President



Attest: /s/ Ronald H. Oliver
       ---------------------------------
       Name:   Ronald H. Oliver
       Title:  Executive Vice President